FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: March 07, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
March 7, 2005	American Stock Exchange: WHT

WHEATON ACHIEVES RECORD

RESERVE / RESOURCE LEVELS

Vancouver, BC - Wheaton River Minerals Ltd. (“Wheaton”) (TSX: WRM; AMEX: WHT), recently acquired by Goldcorp Inc (TSX: G; NYSE GG), is pleased to report record levels of gold reserves and resources as of December 31, 2004, summarized as follows:

•

Proven and Probable gold reserves have increased to 5.1 million ounces;

•

Measured and Indicated resources have increased to 3.7 million ounces; and

•

Inferred resources have increased to 5.1 million ounces.

Ian Telfer, Chairman & Chief Executive Officer of the Company said: “Nearly one million gold ounces were added to the reserve base during 2004, almost double the year’s production of 513,000 ounces.  Wheaton has also exceeded 5 million ounces of Proven and Probable gold reserves for the first time in company history.  When you combine this organic growth in reserves and resources with our record gold production and cost achievements of 2004, the strength of our operating team stands out.”

WHEATON RIVER MINERALS LTD. PROVEN AND PROBABLE RESERVES AS OF DECEMBER 31, 2004 (1,5,6,7)
GOLD		million tonnes	g Au/t	million ounces
Luismin (100%)	Mexico	4.73	5.54	0.84
Peak (100%)	Australia	2.10	6.05	0.41
Alumbrera (37.5%)(2)	Argentina	140.25	0.52	2.36
Amapari (100%)	Brazil	20.65	2.30	1.53
TOTAL				5.14
SILVER		million tonnes	g Ag/t	million ounces
Luismin (100%)	Mexico	3.53	355	40.3
TOTAL				40.3
COPPER		million tonnes	% Cu	million pounds
Peak (100%)	Australia	2.10	0.56%	26
Alumbrera (37.5%) (2)	Argentina	140.25	0.48%	1,471
TOTAL				1,497

WHEATON RIVER MINERALS LTD. RESOURCES AS OF DECEMBER 31, 2004 (1,3,4,5,6,7)
		Measured & Indicated			Inferred
GOLD		million tonnes	g Au/t	million ounces	million tonnes	g Au/t	million ounces
Luismin (100%)	Mexico	10.48	1.76	0.59	25.49	2.7	2.22
Los Filos (100%)	Mexico	88.21	0.89	2.52	11.26	0.7	0.26
El Limon (21.2%) (2)	Mexico	-	-	-	6.50	3.3	0.68
Peak (100%)	Australia	1.66	4.15	0.22	2.59	9.4	0.78
Alumbrera (37.5%) (2)	Argentina	11.25	0.39	0.14	-	-	-
Amapari (100%)	Brazil	3.28	1.86	0.20	8.93	3.9	1.11
TOTAL				3.67			5.06
SILVER		million tonnes	g Ag/t	million ounces	million tonnes	g Ag/t	million ounces
Luismin (100%)	Mexico	-	-	-	15.80	287	145.6
TOTAL				-			145.6
COPPER		million tonnes	% Cu	million pounds	million tonnes	% Cu	million pounds
Peak (100%)	Australia	1.66	1.26	46	2.59	0.6	32
Alumbrera (37.5%) (2)	Argentina	11.25	0.40	99	-	-	-
TOTAL				145			32

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2004 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2.

Data shown is Wheaton River’s share of reserves and resources.

3.

All Mineral Resources are exclusive of Mineral Reserves.

4.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.

Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows~~:~~

a.

Luismin - San Dimas and San Martin reserves and resources

Reynaldo Rivera, AusIMM, Luismin S.A. de C.V.

b.

Luismin – Nukay reserves and resources

Gary Giroux. P.Eng., Micon Consultants

c.

Los Filos resources

Neil Burns, P.Geo., Snowden Mineral Industry Consultants

d.

El Limon resources

James N. Grey, P.Geo., Al Samis, P.Geo., Teck Cominco Ltd.

e.

Alumbrera reserves and resources

Luis Rivera, AusIMM, Minera Alumbrera Ltd.

f.

Peak Gold reserves

Joe Ranford, AusIMM, Peak Gold Mines

g.

Peak Gold resources

Rex Berthelsen, AusIMM, Peak Gold Mines

h.

Amapari reserves and resources

Rodrigo Mello, AusIMM, Wheaton Gold Brazil

i.

Wheaton River Corporate

Randy V.J. Smallwood, P.Eng., Wheaton River Minerals Ltd.

6. Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows;

a.

San Dimas, San Martin, Nukay, Peak, Amapari - US$ 375 per ounce of gold, US$ 5.50 per ounce of silver (where applicable), and US$ 0.95 per pound of copper (where applicable)

b.

Alumbrera reserves -  US$ 350 per ounce of gold, US$ 0.90 per pound of copper

c.

Los Filos, El Limon, Alumbrera resources – wholly contained within an optimization shell defined by using US$ 400 per ounce of gold and US$ 1.00 per pound of copper (where applicable)

7. For a detailed breakdown of Proven and Probable Reserves, and Measured, Indicated and Inferred Resources please reference the supplemental information attached at the end of this press release, or visit www.wheatonriver.com.

Reserve and Resource Growth

Luismin

For the first time ever the prolific San Dimas camp has exceeded one million gold equivalent ounces in proven and probable reserves.  Surface and underground drilling continues to define a high grade east-west regional trend through the centre of this district, and the new tunnel to access these vein systems at depth is advancing ahead of schedule.  At the San Martin operation, development of the Cuerpo 31 orebody is progressing on schedule and first ore was delivered from this orebody during 2004.  Drilling from both surface and underground continues to define and expand the northern and depth extents of this orebody.

Los Filos

The December 31, 2004 resource is reported within a US$ 400 gold optimized pit shell, and includes crush/leach resources of 51 million measured and indicated tonnes grading 1.28 grams of gold per tonne for a total of 2.1 million ounces.  In addition, metallurgical testing during the year has shown that a large amount of lower grade material previously defined as uneconomic can be profitably run-of-mine leached.  Since acquisition, drilling and metallurgical improvements have increased the global measured and indicated resource ounces at Los Filos by 41%.

El Limon

During 2004 drilling was focused on defining the limits of the Guajes West orebody and testing extensions to the south of the Limon Sur deposit.  Over the year, inferred resources at this deposit were increased by 63% to over 3 million ounces, all contained within a US$ 400 gold pit optimization shell.  An infill drilling campaign is expected to begin during 2005.

Peak

Since the acquisition of Peak in mid 2003, gold ounces contained in resources have now more than doubled. 2005 drilling will focus on advancing these resource ounces into the reserve base.

Alumbrera

A significant drilling program was conducted during 2004, adding more than two years of operating life to this world class operation.  At the end of 2004, another 30 million tonnes were added as measured and indicated resources.

Amapari

Since acquisition in January 2004 the Company has conducted a successful infill and step-out drilling program.  Studies have demonstrated that open pit mining of a portion of the sulphide reserves is feasible, and the consequent decrease in operating costs per tonne has resulted in a significant amount  of lower grade material becoming economically mineable.  Cash costs are expected to remain in line with previous projections of US$ 137 per ounces of gold.  Production is expected to commence in Q3 2005.

In February 2005, Goldcorp announced that it’s offer for Wheaton River Minerals was successful and this merger is expected to be finalized in April 2005. The combined company, which will continue as Goldcorp, creates the world’s lowest cost, million ounce gold producer, with 2005 gold production expected to exceed 1.1 million ounces of gold at a cash cost of less than US$60 per ounce. By 2007, gold production is expected to grow to 1.5 million ounces with commencement of operation at Los Filos and Amapari and the expansion at Red Lake Mine.  The combined company will have a strong balance sheet with over $500 million in cash and gold bullion, and no debt.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for the company on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that, such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “Inferred Resource” will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned  not to assume that all or any part of Measured or Indicated Resources will ever be converted into Reserves.  U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

Julia Hasiwar

Director, Investor Relations

Wheaton River Minerals Ltd.

1560-200 Burrard Street

Vancouver, British Columbia, V6C 3L6

Telephone: 604-696-3011

Fax: (604) 696-3001

e-mail: ir@wheatonriver.com

website:  www.wheatonriver.com

Supplemental Information;

Wheaton River Equity Gold Proven and Probable Reserves

RESERVES as of December 31, 2004		PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD		mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
LUISMIN	San Dimas	1.09	7.20	0.25	1.49	5.77	0.28	2.59	6.37	0.53
LUISMIN	San Martin	0.61	4.21	0.08	0.34	4.63	0.05	0.95	4.36	0.13
LUISMIN	Nukay	0.42	4.73	0.07	0.77	4.65	0.12	1.19	4.68	0.18
WHEATON ASIA PACIFIC	Peak Gold	0.83	5.28	0.14	1.27	6.55	0.27	2.10	6.05	0.41
XSTRATA	Alumbrera	132.00	0.53	2.25	8.25	0.41	0.11	140.25	0.52	2.36
WHEATON GOLD BRAZIL	Amapari	5.54	2.13	0.38	15.11	2.36	1.15	20.65	2.30	1.53
Totals				3.17			1.97			5.14
SILVER		mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz
LUISMIN	San Dimas	1.09	489	17.2	1.49	442	21.2	2.59	462	38.4
LUISMIN	San Martin	0.61	67	1.3	0.34	51	0.6	0.95	62	1.9
Totals				18.5			21.8			40.3
COPPER		t	% Cu	m lbs	t	% Cu	m lbs	t	% Cu	m lbs
WHEATON ASIA PACIFIC	Peak Gold	0.83	0.73%	13	1.27	0.45%	13	2.10	0.56%	26
XSTRATA	Alumbrera	132.00	0.48%	1,397	8.25	0.41%	75	140.25	0.48%	1,471
Totals				1,410			87			1,497

Supplemental Information;

Wheaton River Equity Gold Resources Exclusive of Reserves

RESOURCES as of December 31, 2004		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD		mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
LUISMIN	San Dimas	-	-	-	-	-	-	-	-	-	13.26	3.4	1.44
LUISMIN	San Martin	-	-	-	-	-	-	-	-	-	2.54	2.5	0.21
LUISMIN	Nukay	0.04	5.31	0.01	10.45	1.75	0.59	10.48	1.76	0.59	9.69	1.8	0.58
LUISMIN	Los Filos	20.67	0.81	0.54	67.54	0.91	1.98	88.21	0.89	2.52	11.26	0.7	0.26
TECK COMINCO	El Limon	-	-	-	-	-	-	-	-	-	6.50	3.3	0.68
WHEATON ASIA PACIFIC	Peak Gold	0.59	2.47	0.05	1.07	5.09	0.17	1.66	4.15	0.22	2.59	9.4	0.78
XSTRATA	Alumbrera	9.75	0.40	0.13	1.50	0.30	0.01	11.25	0.39	0.14	-	-	-
WHEATON GOLD BRAZIL	Amapari	0.62	2.40	0.05	2.66	1.73	0.15	3.28	1.86	0.20	8.93	3.9	1.11
Totals				0.77			2.90			3.67			5.06
SILVER		mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz
LUISMIN	San Dimas	-	-	-	-	-	-	-	-	-	13.26	316	134.8
LUISMIN	San Martin	-	-	-	-	-	-	-	-	-	2.54	133	10.8
Totals				-			-			-			145.6
COPPER		mt	% Cu	m lbs	mt	% Cu	m lbs	mt	% Cu	m lbs	mt	% Cu	m lbs
WHEATON ASIA PACIFIC	Peak Gold	0.59	1.27%	17	1.07	1.25%	29	1.66	1.26%	46	2.59	0.56%	32
XSTRATA	Alumbrera	9.75	0.40%	86	1.50	0.40%	13	11.25	0.40%	99	-	-	-
Totals				103			43			145			32